Exhibit I

AGREEMENT

     THIS AGREEMENT, dated January 31, 2005 (this “Agreement”) is entered into by and among Kmart Holding Corporation, a Delaware corporation (“Kmart”), Sears Holdings Corporation, a Delaware corporation (“Holdings”), and ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (the foregoing entities other than Kmart and Holdings, collectively, the “ESL Companies”).

     WHEREAS, the ESL Companies own all of the outstanding 9.00% Convertible Subordinated Notes (the “Convertible Notes”) of Kmart in an aggregate principal amount of $60 million, which are convertible into shares of common stock of Kmart at any time prior to their maturity;

     WHEREAS, the ESL Companies and Third Avenue Trust, on behalf of its investment series, own all of the outstanding options (the “Investment Options”) issued by Kmart pursuant to an Investment Agreement, dated as of January 24, 2003, as amended;

     WHEREAS, the Investment Options provide for customary anti-dilution protections for holders;

     WHEREAS, pursuant to such anti-dilution protections and this Agreement, and in connection with the Agreement and Plan of Merger, dated as of November 16, 2004, as amended (the “Merger Agreement”), by and among Kmart, Sears, Roebuck and Co. (“Sears”), Holdings, Kmart Acquisition Corp. and Sears Acquisition Corp., at the Closing (as defined in the Merger Agreement, the “Merger Closing”), Holdings will issue options to acquire shares of common stock of Holdings (“Holdings Options”) in exchange for the Investment Options; and

     WHEREAS, Kmart, Holdings and the ESL Companies have received the consent of Sears to consummate the transactions contemplated by this Agreement as required by the Merger Agreement and the Support Agreement and Irrevocable Proxy, dated as of November 16, 2004;

     NOW THEREFORE, the parties hereto agree as follows:

     SECTION 1. Conversion. Subject to Section 3 below, each ESL Company, pursuant to the terms of Section 5(b) of the Convertible Notes, hereby (a) surrenders to Kmart and converts all of the Convertible Notes held by it (each such Convertible Note being attached hereto as Exhibit A), and (b) designates all of the Total Convertible Amounts (as defined in the Convertible Notes) represented by such Convertible Notes for conversion effective as of 12:01 a.m. on January 31, 2005 (such date, the “Conversion Date”) in exchange for, in the aggregate, 6,269,998 shares of common stock of Kmart.

     SECTION 2. Cash Payment. Subject to the occurrence of the conversion set forth in Section 1 above, Kmart shall pay an aggregate of $3.3 million plus the amount of cash in lieu of fractional shares as required by Section 5(d) of the Convertible Notes, by wire transfer of immediately available funds, by 3:00 p.m. on the Conversion Date, to the ESL Companies pro rata in accordance with their ownership of the principal amounts of the Convertible Notes.

     SECTION 3. Escrow. Notwithstanding Section 1 above, the shares of common stock of Kmart to which ESL Investors, L.L.C. (“Investors”) is entitled to receive pursuant to Section 1 above (the “Escrow Property”) shall be deposited to a separate account to be held in escrow. The Escrow Property shall be released from escrow and delivered to Investors only upon the earlier to occur of (a) the receipt of the requisite approvals, or the expiration or termination of the waiting period, required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and (b) the occurrence of the Merger Closing. Investors shall not be entitled to beneficial ownership (as defined in the HSR Act) of the Escrow Property unless and until released from escrow. The escrow agent shall not be the owner of the Escrow Property and shall have the unfettered discretion to dispose of the Escrow Property on and after the first anniversary of this Agreement, if by that time the Escrow Property has not been released from escrow and delivered to Investors in accordance with this Section 3.

     SECTION 4. Option Exchange. Subject to the occurrence of the Merger Closing, Holdings shall, at and as of the Merger Closing, issue Holdings Options in the same amount and on the same terms and conditions as the Investment Options in exchange for each outstanding Investment Option. The exchange of the Investment Options solely for Holdings Options pursuant to this Section 4 shall be in pursuance of the plan of reorganization of Kmart (within the meaning of Treasury Regulation Section 1.368-2(g)) set forth in the Merger Agreement.

     SECTION 5. Representations and Warranties.

     (a) Each ESL Company represents and warrants to Kmart that:

     (i) Such ESL Company is the record owner of the Convertible Notes surrendered hereby for conversion, free and clear of any liens, encumbrances or similar restrictions, and

     (ii) Upon receipt of the consideration provided in Sections 1 and 2 above (and, with respect to Investors, subject to Section 3), such ESL Company acknowledges that it shall be entitled to no other consideration in respect of the Convertible Notes surrendered by it.

     (b) Kmart represents and warrants to the ESL Companies that the shares of common stock of Kmart to be issued as contemplated by Section 1 above have been duly authorized and will, upon issuance, be validly issued, fully paid and non-assessable.

     (c) Holdings represents and warrants to the ESL Companies that, subject to the occurrence of the Merger Closing, the shares of common stock of Holdings to be issued upon the valid exercise of the Holdings Options will be duly authorized, validly issued, fully paid and non-assessable.

     SECTION 6. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

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     SECTION 7. Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware applicable to contracts entered into and to be performed in the State of Delaware.

     SECTION 8. Interpretation. Titles and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “herein,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement.

     SECTION 9. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

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     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

KMART HOLDING CORPORATION
By:	/s/ Aylwin B. Lewis
	Name:	Aylwin B. Lewis
	Title:	President and Chief Executive Officer

SEARS HOLDINGS CORPORATION
By:	/s/ Aylwin B. Lewis
	Name:	Aylwin B. Lewis
	Title:	President, Secretary and Treasurer

ESL PARTNERS, L.P.
By:	RBS Partners, L.P., as its general partner

By:	ESL Investments, Inc., as its general partner

By:	/s/ William C. Crowley
	Name:	William C. Crowley
	Title:	President and COO

ESL INVESTORS, L.L.C.
By:	RBS Partners, L.P., as its manager

By:	ESL Investments, Inc., as its general partner

By:	/s/ William C. Crowley
	Name:	William C. Crowley
	Title:	President and COO

ESL INSTITUTIONAL PARTNERS, L.P.
By:	RBS Investment Management, L.L.C., as its general partner

By:	ESL Investments, Inc., as its manager

By:	/s/ William C. Crowley
	Name:	William C. Crowley
	Title:	President and COO

CRK PARTNERS II, L.P.
By:	CRK Partners, LLC, as its general partner

By:	ESL Investments, Inc., its sole member

By:	/s/ William C. Crowley
	Name:	William C. Crowley
	Title:	President and COO